Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income (Loss) per Share (Unaudited)

For the Three and Nine Months Ended September 30, 2008 and 2007

(Amounts in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Basic - assumes no dilution:
Net income (loss) for the period	$(30,808)	$18,322	$(12,010)	$64,756
Weighted average number of common shares outstanding during the period	39,062	43,288	40,074	43,210

Net income (loss) per share – basic	$(0.79)	$0.42	$(0.30)	$1.50

Diluted - assumes full dilution:
Net income (loss) for the period	$(30,808)	$18,322	$(12,010)	$64,756
Interest expense, net of tax, on dilutive Senior Convertible Notes (1)	—	—	—	279

Adjusted net income (loss) for the period	$(30,808)	$18,322	$(12,010)	$65,035

Weighted average number of common shares outstanding during the period	39,062	43,288	40,074	43,210
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities (2):
Stock options	—	202	—	259
Common stock units related to Deferred Equity Compensation Plan for Directors	—	224	—	224
Common stock units related to Deferred Compensation Plan for Employees	—	218	—	218
Restricted common stock units related to Incentive Compensation Plan	—	336	—	336
Weighted average number of common equivalent shares to reflect the dilutive effect of Senior Convertible Notes (1)	—	—	—	593

Total common and common equivalent shares adjusted to calculate diluted earnings per share	39,062	44,268	40,074	44,840

Net income (loss) per share – diluted	$(0.79)	$0.41	$(0.30)	$1.45

(1)	On May 14, 2007, the Company redeemed all remaining Senior Convertible Notes.
(2)	As a result of the Company’s net losses for the three and nine months ended September 30, 2008, common equivalent shares are excluded from diluted shares due to their antidilutive effect for these periods.